

Mail Stop 7010

April 13, 2007

<u>Via U.S. mail and facsimile</u>

Mr. James P. Bouchard
Chairman and Chief Executive Officer
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, WV 26003

> **Re: Wheeling-Pittsburgh Corporation**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed April 5, 2007**
> **File No. 333-130579**

Dear Mr. Bouchard:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 3</u>

<u>We may not be able to comply with our financial covenants…, page 3</u>

1. Please revise to clarify here or elsewhere in your prospectus the specific ratios and financial tests you must meet between now and 2008. In addition, please disclose whether you were in compliance with your financial covenants as of March 31, 2007.

<p align="center">*   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Scott E. Westwood
       Mr. David W. Robertson
       McGuire Woods, LLP
       Dominion Tower
       625 Liberty Avenue, 23rd Floor
       Pittsburgh, PA 15222